                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                BIO-PLEXUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09057C 106
                      -------------------------------------
                                 (CUSIP Number)


                                Stephen E. Newton
                      Heller Ehrman White & McAuliffe, LLP
                      601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 31, 2002
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 2 OF 7 PAGES
--------------------------------                    ----------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ICU Medical, Inc.                                  I.D. No. 33-0022692
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 14,879,174
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                0
       PERSON        -----------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER
    BENEFICIALLY
      OWNED BY                14,879,174
        EACH         -----------------------------------------------------------
     REPORTING         10     SHARED DISPOSITIVE POWER
       PERSON
        WITH                  0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,879,174
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*|_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          91%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 3 OF 7 PAGES
--------------------------------                    ----------------------------

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Bio-Plexus, Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 129 Reservoir Road, Vernon, CT, 06066.

         (c) The title of the class of securities to which this statement relates is the common stock, par value $0.001 per share, of the Issuer (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

         This Report on Schedule 13D is filed in connection with the acquisition by ICU Medical, Inc. of 13,584,389 shares of Common Stock and warrants (the "Warrants") to purchase an additional 1,294,788 shares of Common Stock, as described in Items 4 and 5.

         The Reporting Person is ICU Medical, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is primarily engaged in the manufacture, sale and distribution of disposable medical connection products, including safe intravenous ("I.V.") connection devices and custom and generic I.V. systems. The Reporting Person's address is 951 Calle Amanecer, San Clemente, CA 92673.

         (a) The executive officers and directors of the Reporting Person are George A. Lopez, M.D., Jack W. Brown, John J. Connors, Michael T. Kovlachik III, M.D., Joseph R. Saucedo, Richard H. Sherman, M.D., Robert S. Swinney, M.D., Francis J. O'Brien, Richard A. Costello, Steven Riggs and Alison Brummett.

         (b) The business address of each of George A. Lopez, Francis J. O'Brien, Richard A. Costello, Steve Riggs and Alison Brummett is 951 Calle Amanecer, San Clemente, CA 92673.

         The residence address of Jack W. Brown is 11791 Las Palmas, Santa Ana, CA 92705.

         The business address of John J. Connors is 1600 Dove Street, Suite 220, Newport Beach, CA 92660.

         The business address of Michael T. Kovlachik is 780 Litchfield Street, Litchfield, CT 06759.

         The business address of Joseph R. Saucedo is P.O. Box 90813, Long Beach, CA 90809.

         The business address of Richard H. Sherman is 6109 Old Shawnee Road, Milford, DE 19963.

         The business address of Robert S. Swinney is 1760 North Pepper Drive, Alta Dena, CA 91001.

         (c) Dr. Lopez is currently the Chairman of the Board, President and Chief Executive Officer of the Issuer.

         Mr. Brown is the former Chairman of the Board and President of Gish Biomedical, Inc., a manufacturer of disposable medical devices.

         Mr. Connors is a patent attorney with Connors & Associates.

         Dr. Kovalchik is currently a physician and director of the Joseph Marcantonio Kidney Center of the Charlotte Hungerford Hospital, Torrington, Connecticut.

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 4 OF 7 PAGES
--------------------------------                    ----------------------------

         Mr. Saucedo is the Chairman and President of Bolsa Resources, Inc., a management consulting firm.

         Dr. Sherman is a physician with Bay Health, a medical group.

         Dr. Swinney is currently a physician and member of the faculty of the Los Angeles County-University of Southern California Medical Center.

         Mr. O'Brien is the Secretary, Treasurer and Chief Financial Officer of the Issuer.

         Mr. Costello is the Vice President of Sales of the Issuer.

         Mr. Riggs is the Vice President of Operations of the Issuer.

         Ms. Brummett is the Vice President of Marketing of the Issuer.

         The address of each corporation or other organization that employs the foregoing individuals is stated in Item 2(b).

         (d) Neither the Reporting Person nor any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

         (e) Neither the Reporting Person nor any of its executive officers or directors was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The Reporting Person used $6,470,292.60 of its working capital to purchase 9,795,311 shares of Common Stock and the Warrants from stockholders of the Issuer. The Reporting Person used an additional $2,499,999 of its working capital to purchase $2,499,999 principal amount of 7% Senior Subordinated Non-Convertible Promissory Notes of the Issuer (the "Notes") and subsequently purchased 3,789,078 shares of newly issued Common Stock from the Issuer in exchange for cancellation of the Notes.

ITEM 4.    PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock and Warrants is to acquire 100% of the Common Stock of the Issuer. The Reporting Person plans to effect a "short-form" reverse triangular merger (the "Merger") pursuant to
Section 253 of the Delaware General Corporation Law. Immediately prior to the Merger, the Reporting Person will transfer all of the Common Stock to a newly-formed, wholly owned subsidiary of the Reporting Person (the "Merger Sub"). The Merger Sub will be merged into the Issuer, the Merger Sub will cease to exist, and the Issuer will survive the Merger. As a result of the Merger, the Common Stock, other than the Common Stock held by the Merger Sub, will be cancelled and converted into $0.6606 per share. The Common Stock held by the Merger Sub will be cancelled, and the shares of the Merger Sub held by the Reporting Person will be converted into Common Stock. As a result of the Merger:
(a) the minority stockholders of the Issuer immediately before the Merger will receive the same price per share of Common Stock, $0.660550041, that the Reporting Person paid for the Common Stock that it now holds; and (b) the Issuer will become a wholly-owned subsidiary of the Reporting Person.

         The Reporting Person may purchase additional shares of Common Stock before the Merger is completed. Any such purchases will be at a price of $0.660550041 per share.

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 5 OF 7 PAGES
--------------------------------                    ----------------------------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the direct beneficial owner of 14,879,177 shares of Common Stock, or approximately 91% of the outstanding Common Stock. There are included in the 14,879,177 shares 1,294,788 shares that the Reporting Person has the right to acquire on exercise of the Warrants, which are immediately exercisable. The percentage of the outstanding shares owned by the Reporting Person is based on the total shares of Common Stock outstanding plus the shares subject to purchase on the exercise of the Warrants.

         (b) The Reporting Person has sole voting and dispositive power with respect to all of its Common Stock and Warrants.

         (c) On October 31, 2002, the Reporting Person purchased 9,695,961 shares of Common Stock from existing stockholders of the Issuer for a purchase price of $0.660550041 per share and Warrants to purchase an additional 1,294,788 shares of Common Stock pursuant to a Securities Purchase Agreement dated as of October 29, 2002 among the Reporting Person and the sellers named therein (the "Securities Purchase Agreement"), a copy of which is attached hereto as Exhibit
A. The Reporting Person purchased 99,350 shares of Common Stock from existing stockholders of the Issuer on November 4, 2002 for a purchase price of $0.660550041 per share. The Reporting Person purchased 3,789,078 shares of Common Stock from the Issuer on November 7, 2002 in consideration for the cancellation of the Notes held by the Reporting Person at a price of $0.660550041 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person purchased Common Stock and Warrants pursuant to the Securities Purchase Agreement. The Reporting Person purchased the Notes on October 31, 2002 pursuant to a Note Purchase Agreement dated as of October 29, 2002 among the Reporting Person and the sellers named therein (the "Note Purchase Agreement"), a copy of which is attached hereto as Exhibit B. The Warrants provide for the issuance of Common Stock upon exercise of the Warrants.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Securities Purchase Agreement

         Exhibit B         Note Purchase Agreement

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 6 OF 7 PAGES
--------------------------------                    ----------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 2002

                                             ICU Medical, Inc.


                                             By:  /s/ Francis J. O'Brien
                                                  -------------------------
                                             Name:  Francis J. O'Brien
                                             Title: Secretary, Treasurer and
                                                    Chief Financial Officer

--------------------------------                    ----------------------------
CUSIP NO.        09057C 106                               PAGE 7 OF 7 PAGES
--------------------------------                    ----------------------------

                                  EXHIBIT INDEX



Exhibit A         Securities Purchase Agreement dated October 29, 2002 among the
                  Reporting person and the sellers named therein.

Exhibit B         Note Purchase Agreement dated October 29, 2002 among the
                  Reporting person and the sellers named therein.

----------------------------------                 ----------------------------
CUSIP NO.        09057C 106                                EXIHIBIT A
----------------------------------                 ----------------------------


                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------


         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of October 29, 2002 by and among ICU Medical, Inc., a Delaware corporation ("Buyer") and the entities and individuals listed under "Sellers" on the signature pages of this Agreement (collectively, "Sellers" and each individually, a "Seller").

                                    RECITALS

         A. Bio-Plexus, Inc., a Delaware corporation (the "Company"), has issued and outstanding 11,539,941 shares of common stock, $0.001 par value, (the "Common Stock") and warrants to purchase 1,314,060 shares of Common Stock having an initial exercise price (subject to adjustment) of $2.28 per share (the "$2.28 Warrants").

         B. Each Seller owns the number of shares of Common Stock and $2.28 Warrants to purchase the number of shares of Common Stock listed on Schedule 2.1 opposite each Seller's name, and the Common Stock and $2.28 Warrants owned by Sellers (together, the "Securities") constitute in the aggregate 9,695,961 shares, or approximately 84% of the outstanding Common Stock, and $2.28 Warrants to purchase 1,294,788 shares of Common Stock.

         C. Sellers desire to sell, and Buyer desires to purchase, all of the Securities, subject to the terms and conditions set forth in this Agreement.

         D. Under the terms of a Note Purchase Agreement of the same date as this Agreement (the "Note Purchase Agreement") between Buyer and Persons listed under "Note Sellers" on the signature pages of the Note Purchase Agreement ("Note Sellers"), Buyer has agreed to purchase, and Note Sellers have agreed to sell, 7% Senior Subordinated Non-Convertible Promissory Notes of the Company in the aggregate principal amount of $2,499,999 (the "Notes").

                                    AGREEMENT


         NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement, the parties hereto agree as follows:

1.       DEFINITIONS

         For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

         "$2.28 WARRANTS" -- as defined in Recital A.

         "ACQUISITION AGREEMENTS" -- as defined in Section 3.5.

         "BENEFICIAL OWNER" -- has the meaning ascribed to that term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         "BEST EFFORTS" -- commercially reasonable best efforts (whether or not capitalized in this Agreement).

         "BUYER" -- as defined in the Preamble.

         "CLOSING" -- as defined in Section 2.3.

         "CLOSING DATE" -- the date and time that the Closing takes place.

         "COMMON STOCK" -- as defined in Recital A.

         "COMPANY" - as defined in Recital A.

         "COMVEST" - ComVest Venture Partners, L.P., a Delaware limited partnership.

         "CONTRACTS" -- as defined in Section 3.4.

         "DELEGATED ACTIONS" -- as defined in Section 5.7.

         "NOTE PURCHASE AGREEMENT" -- as defined in Recital D.

         "NOTE SELLERS" -- as defined in Recital D.

         "NOTES" -- as defined in Recital D.

         "ORDINARY COURSE OF BUSINESS" -- an action taken by the Company will be deemed to have been taken in the "Ordinary Course of Business" only if:

                  (a) such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the Company;

                  (b) such action is not required to be authorized by the board of directors of the Company (or by any person or group of persons exercising similar authority); and

                  (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any person or group of persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other entities that are in the same line of business as the Company.

         "ORGANIZATIONAL DOCUMENTS" -- (a) the articles or certificate of incorporation or association and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership;
(c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles of association or certificate of formation and the bylaws or the limited liability company or operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any entity; and (f) any amendment to any of the foregoing.

         "PERSON" -- an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity.

         "SECURITIES" -- as defined in Recital B.

         "SECURITIES ACT"-- the Securities Act of 1933, as amended.

         "SELLERS" and "SELLER" -- as defined in the Preamble.

2.       PURCHASE; CLOSING

         2.1 PURCHASE OF SECURITIES. On the basis of the representations, warranties and agreements set forth herein, and upon the terms and conditions set forth in this Agreement, at the Closing, each Seller shall sell all the Securities listed opposite Seller's name on Schedule 2.1 to Buyer, and Buyer shall purchase all the Securities from Sellers, provided, however, that Buyer shall not be obligated to purchase any Securities unless all of the Securities are sold and delivered to Buyer.

         2.2 PURCHASE PRICE AND PAYMENT.

                  (a) The aggregate purchase price to be paid at the Closing for all the Securities shall equal $6,404,666.80, and the purchase price to be paid at the Closing to each Seller for such Seller's Securities shall be the amount set forth opposite such Seller's name on Schedule 2.1.

                  (b) At the Closing, Buyer shall pay all the amounts required by Section 2.2(a) in United States Dollars by an individual wire transfer to the account of each Seller as designated by such Seller.

         2.3 CLOSING. The purchase and sale of the Securities (the "Closing") will take place at the offices of Commonwealth Associates, L.P., 830 Third Avenue, New York, New York, at 10:00 a.m. local time on October 31, 2002 or such later date as all of the conditions in Sections 7 and 8 are satisfied, or at such other time and place as Buyer and Sellers may agree. Subject to Section 9, the failure to complete the Closing on the date and at the time and place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

3.       REPRESENTATIONS AND WARRANTIES OF SELLERS

         Each Seller severally, but not jointly, represents and warrants to Buyer that:

         3.1 ORGANIZATION AND GOOD STANDING. Each Seller, other than an individual, is, and at the Closing Date will be, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization applicable to its particular type of business organization, with full power and authority to carry on its business and to execute and deliver this Agreement, to consummate the transactions contemplated hereby, and to sell, transfer and deliver the Securities pursuant to Section 2 in the manner provided therein.

         3.2 AUTHORIZATION; AUTHORITY.

                  (a) The execution and delivery by each Seller, other than an individual, of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by such Seller's board of directors or similar governing body. No other corporate or other proceedings on the part of such Seller is necessary to authorize this Agreement and the transactions contemplated hereby.

                  (b) Each Seller who is an individual has full power and authority without the consent or approval of any other Person to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to sell, transfer and deliver the Securities pursuant to Section 2 in the manner provided therein.

         3.3 DUE EXECUTION; VALID AND BINDING AGREEMENT. This Agreement has been duly and validly executed and delivered by each Seller and, assuming the valid execution by the Buyer, constitutes a legal, valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles. Except as identified in Schedule 3.3, no filing with, and no permit, authorization, consent or approval of any public body or authority is necessary for the consummation by any Seller of the transactions contemplated by this Agreement.

         3.4 NO BREACH OR VIOLATION. None of the execution and delivery by any Seller of this Agreement, or the consummation by any Seller of the transactions contemplated hereby will: (i) conflict with, or result in a violation or breach of, or constitute a default under, require any notice under or result in the creation of any lien or encumbrance upon any of the Securities, or any of the assets of the Company pursuant to the terms of, any provision of any Seller's Organizational Documents or any contract, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement to which any Seller is a party or by which any Seller or any of the Securities or any of the assets of any Seller is bound, whether written or oral (collectively, "Contracts"); (ii) except as set forth in Schedule 3.4, require the consent or approval of any third party, or in the absence of the consent of any third party to the change of ownership and control of the Company contemplated by this Agreement, result in the loss of any rights or benefits under any Contract either automatically or at the election of any third party; (iii) violate any judgment, order, permit, injunction, writ, decree or award of any court or any regulatory or governmental authority against or binding upon any Seller or any assets of any Seller or any of the Securities; or (iv) assuming that all filings, permits, authorizations, consents, and approvals have been duly made or obtained pursuant to the legal requirements identified in Schedule 3.4, constitute a violation by any Seller of, or either automatically or at the election of any third party result in the loss of any rights or benefits under, any statute, law, rule, ordinance or regulation of any regulatory or governmental authority.

         3.5 ACQUISITIONS OF SECURITIES. Schedule 3.5 includes a list of all stock purchase, note purchase, warrant and other similar agreements pursuant to which any Seller since December 31, 1999 purchased or acquired the Securities or other equity securities, debt securities or instruments or securities or instruments convertible directly or indirectly into equity securities of the Company (collectively, the "Acquisition Agreements"). No party to any Acquisition Agreement has asserted any claims against any other party in connection with any of the transactions completed by any Acquisition Agreement, including any claims for breach or inaccuracy of any representations, warranties or covenants or for indemnification, reimbursement or set-off. To the best knowledge of each Seller, there is no event or circumstance that would reasonably be expected to form the basis for any such claim for indemnification, reimbursement or set-off assuming that (whether or not true) all representations and warranties still survived and all relevant claims periods were still open.

         3.6 FEES OR COMMISSIONS. Except as set forth on Schedule 3.6, no Seller has incurred any obligation or liability for any investment banker fees, brokerage fees, commissions, finders' fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

         3.7 TITLE TO SECURITIES. Each Seller is the sole legal and Beneficial Owner and holder of all of the Securities listed opposite such Seller's name on
Schedule 2.1, and Buyer will acquire good and marketable title to all the Securities listed opposite such Seller's name on Schedule 2.1, free and clear of any security, interest, claim, lien or encumbrance.

         3.8 OTHER SECURITIES. Except as set forth in Schedule 3.8, no Seller holds of record or is the Beneficial Owner of, or has any interest in, any equity securities, debt securities or instruments or securities or instruments convertible directly or indirectly into equity securities of the Company, other than the Securities listed opposite such Seller's name in Schedule 2.1.

         3.9 FULL DISCLOSURE. No representation or warranty of any Seller in this Agreement and no statement in any Schedule omits to state a material fact necessary to make any of the statements herein or therein, in light of the circumstances in which they were made, not misleading.

4.       REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Sellers as follows:

         4.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to carry on its business and to enter into and carry out the terms of this Agreement.

         4.2 AUTHORIZATION. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Buyer in accordance with Delaware law and the Organizational Documents of Buyer. No other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the valid execution by each of the Sellers, constitutes a legal, valid and binding agreement, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles. No filing with, and no permit, authorization, consent or approval of any public body or authority is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

         4.3 NO BREACH OR VIOLATION. Neither the execution and delivery by Buyer of this Agreement nor the consummation of the transactions contemplated hereby will: (i) conflict with, or result in a violation or breach of, constitute a default under or require any notice under any provision of the Organizational Documents of Buyer, or any material contract, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement to which it is a party or by which it or any of its properties is bound; (ii) violate any judgment, order, permit, license, injunction, writ, decree or award of any court or any regulatory or governmental authority against, or binding upon, Buyer or any of its assets; or (iii) constitute a violation by Buyer of any statute, law, rule, ordinance or regulation of any regulatory or governmental authority.

         4.4 INVESTMENT INTENT. Buyer is acquiring the Securities for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

         4.5 FEES AND COMMISSIONS. Except for the transaction fee payable to Cinnamon Associates described in Section 6.1, neither Buyer nor any of its affiliates has incurred any liability for any investment banker fees, brokerage fees, commissions, finders' fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

5.       COVENANTS OF SELLERS

         5.1 ASSIGNMENTS OF RIGHTS UNDER ACQUISITION AGREEMENTS. At the Closing, each Seller shall assign to Buyer all of the rights in favor of such Seller under the Acquisition Agreements and any agreements and instruments contemplated by or issued or delivered in connection with the transactions contemplated by the Acquisition Agreements ("related instruments"), including all rights to indemnification, reimbursement or set-off, and use its best efforts to obtain any consents required in connection with such assignments to avoid the loss of any benefits under the Acquisition Agreements or related instruments either automatically or at the election of a third party or parties.

         5.2 CONSENTS. Before the Closing, Sellers shall use their best efforts to obtain the consents of all Persons that are identified or required to be identified in Schedule 3.4.

         5.3 PUBLIC ANNOUNCEMENTS. After the Closing, Buyer intends to issue a joint public announcement with the Company of the transactions contemplated by this Agreement. Any other public announcement or similar publicity with respect to this Agreement or any of the transactions contemplated hereby will be issued, if at all, at such time and in such manner as Buyer and the Company mutually determine; provided, however, that Sellers shall be entitled to pre-approve any public announcement if Sellers are specifically identified therein. Unless consented to by Buyer in advance, before the Closing, Sellers shall keep this Agreement and the transactions it contemplates strictly confidential and shall not make any disclosure of this Agreement or the transactions it contemplates to any Person except for such disclosure as is required by law or regulation.

         5.4 NO NEGOTIATIONS. Until such time, if any, as this Agreement is terminated pursuant to Section 9, no Seller shall: (i) directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer or Buyer's affiliates) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of the Company, or any of the capital stock or other equity interest in the Company, or any merger, consolidation, business combination or similar transaction involving the Company; (ii) sell, transfer, convey or encumber or agree to sell, transfer, convey or encumber any Securities, capital stock or other interest in the Company to any person (other than Buyer or Buyer's affiliates); or (iii) vote for, agree to vote for or grant any Person a proxy authorizing such Person to vote for any merger, consolidation, business combination involving the Company and any Person other than Buyer or Buyer's affiliates.

         5.5 APPOINTMENT OF COMVEST.

                  (a) Each Seller acknowledges that this Agreement provides that ComVest may act on behalf of the Sellers with respect to certain matters and hereby irrevocably designates and appoints ComVest as the agent and representative of such Seller with authority to act on such Seller's behalf with respect to any matter as to which this Agreement provides that ComVest may act on behalf of Sellers ("Delegated Actions") and hereby acknowledges that ComVest shall be the only Person authorized to take any Delegated Action on behalf of such Seller. Each Seller shall be bound by any and all actions taken by ComVest on such Seller's behalf.

                  (b) Buyer shall be entitled to rely upon any communication or writings given or executed by ComVest with respect to Delegated Actions as binding all Sellers and their successors, assigns, heirs and spouses and will not be bound or put on notice by any communications from any Seller.

                  (c) Without limiting the foregoing, each Seller: (i) agrees that (A) all notices to be sent to Sellers pursuant to this Agreement may be addressed to ComVest, (B) any notice so sent shall be deemed notice to all Sellers and (C) Sellers hereby consent and agree that ComVest is authorized to accept notice on behalf of Sellers; and (ii) each Seller hereby irrevocably appoints ComVest as the lawful agent of such Seller and its successor to receive and forward on their behalf service of all necessary processes (including service in the manner provided in Section 10.12) in any action, suit, or proceeding arising under or in any way relating to this Agreement , any of the transactions contemplated hereby or any of their subject matter and that may be brought against any Seller or its successor in any court (including federal courts), and such service of process or notice received thereof by ComVest will have the same force and effect as if served upon such Seller or its successor.

         5.6 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Sellers shall use their best efforts to cause the conditions in Section 7 to be satisfied.

         5.7 EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, Sellers shall be responsible for and shall pay, all of their costs and expenses in connection with this Agreement or the transactions contemplated hereby, including investment bankers', attorneys', accountants' and consultants' fees and expenses and travel expenses. None of such expenses shall be charged to or paid by the Company. Before the Closing, Sellers shall reimburse the Company for any of their expenses that have been charged to or paid by the Company.

6.       COVENANTS OF THE BUYER

         6.1 EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, Buyer shall be responsible for and shall pay or cause an affiliate to pay all costs and expenses incurred by Buyer or its affiliates in connection with this Agreement and the transactions contemplated hereby, including investment bankers', attorneys', accountants' and consultants' fees and travel expenses. At and subject to the Closing, Buyer shall pay a transaction fee in the amount of $290,829 to Commonwealth Associates, L.P.

         6.2 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Buyer shall use its best efforts to cause the conditions in Section 8 to be satisfied.

7.       CONDITIONS TO OBLIGATION OF BUYER

         The obligation of Buyer to purchase the Securities is subject to the satisfaction on or before the Closing of each of the following conditions, any of which may be waived by Buyer, in whole or in part in its sole discretion:

         7.1 REPRESENTATIONS AND WARRANTIES OF SELLERS. All representations and warranties of Sellers contained in this Agreement and the information in the Schedules shall be true and correct in all material respects on the Closing Date with the same effect as though made at such date without giving effect to any supplement to the Disclosure Schedule.

         7.2 COVENANTS OF SELLERS. Sellers shall have performed in all material respects all covenants required by this Agreement to be performed by them on or before the Closing.

         7.3 DELIVERY OF DOCUMENTS. Buyer shall have received the consents of all Persons that are identified or required to be identified in Schedule 3.4.

         7.4 RESIGNATIONS. Buyer shall have received written resignations, effective as of the Closing, from such officers and directors of the Company as Buyer shall have requested in writing at least three business days before the Closing.

         7.5 INJUNCTIONS. None of Buyer, Sellers, the Company or any of their affiliates shall be subject to any order, decree or injunction of any court or agency of competent jurisdiction which prevents or delays the consummation of any of the transactions contemplated by this Agreement.

         7.6 PURCHASE OF NOTES. Sellers shall have tendered the Notes pursuant to the terms of the Note Purchase Agreement.

         7.7 TERMINATION OF ADVISORY AGREEMENT. The Company and Commonwealth Associates, L.P. shall have terminated the advisory agreement between them dated May 10, 2002 and shall have no further obligations to each other thereunder, provided that the Company shall continue to pay the monthly fee to Commonwealth Associates, L.P. pursuant to Section 2(a) thereof until the Company terminates payment of such fee at any time after November 30, 2002 on 30 days' written notice.

         7.8 ABSENCE OF CERTAIN CHANGES. Since June 30, 2002:

                  (a) There shall have been no change adverse to the Company in its relationships with licensors, licensees, suppliers, customers, creditors, landlords and others having business relations with the Company;

                  (b) Except as otherwise expressly provided in this Agreement, without the prior written consent of Buyer, the Company shall not have:

                           (1) amended any of its Organizational Documents;

                           (2) issued, sold, granted or agreed to issue, sell or
grant any shares, capital stock or equity interests of any class or any options, warrants, rights to purchase any shares, capital stock or equity interests of any class or any securities convertible into shares, capital stock or equity interests of any class;

                           (3) assumed, guaranteed, endorsed or otherwise become
liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or created, incurred or assumed any short-term debt or long-term debt;

                           (4) except as disclosed in Schedule 7.8, paid or
agreed to pay any bonuses or made or agreed to make any increase in the rate of wages, salaries, or other remuneration of any of its directors, officers or employees or paid or agreed to pay any pension, retirement allowance or other employee benefit to any of its directors, officers or employees, whether past or present;

                           (5) sold, transferred, mortgaged, or otherwise
disposed of, or encumbered, or agreed to sell, transfer, mortgage or otherwise dispose of or encumber, any properties, tangible or intangible, real, personal or mixed, except sales of inventory in the Ordinary Course of Business and encumbrances of after acquired assets under the Company's existing credit facilities;

                           (6) entered into or modified in any material respect
any Contract or any other material obligation, agreement, commitment or contract, or made any material additions to its property or purchases of assets (other than as provided for in contract commitments existing at the date of this Agreement), except agreements, commitments or contracts for the purchase and sale of goods and services in the Ordinary Course of Business and not in excess of current requirements;

                           (7) acquired or agreed to acquire any interest in any
corporation, partnership, firm, limited liability company, association, business organization, enterprise or other entity, whether by acquisition of stock or other ownership interests, asset acquisition, merger, consolidation or other business combination;

                           (8) made any payments of principal or interest on any
debt other than as required by the terms thereof or discharged or satisfied any material lien or other encumbrance or paid any material liability or obligation whether fixed or contingent (except in the Ordinary Course of Business);

                           (9) extended or deferred payment of the Company's
accounts payable in a manner inconsistent with the Company's past practices;

                           (10) declared or paid any dividends or made any
distributions, either in cash or in kind, or repurchased any of its equity securities or other equity interests; or

                           (11) changed any method of accounting or made any new
tax election or any change in any tax election; and

                  (c) There shall not have been any change in the condition (financial or other), net worth, assets, liabilities, prospects, business, properties or results of operations of the Company (other than changes made or incurred in the Ordinary Course of Business which are not material or adverse, either individually or in the aggregate), and the Company shall not have:

                           (1) incurred any obligation or liability (except for
obligations incurred in the Ordinary Course of Business which are not material or adverse, either individually or in the aggregate);

                           (2) waived or released any material rights;

                           (3) made any single capital expenditure or
improvement in excess of $25,000, or $50,000 in the aggregate, or entered into any commitment therefor; or

                           (4) suffered any damage, destruction or loss (whether
or not covered by insurance) adversely affecting the assets, business or prospects of the Company.

         7.9 CERTIFICATES. Buyer shall have received such certificates of officers of the Company or others and such other documents to evidence fulfillment of the conditions set forth in this Section 7 as Buyer may reasonably request.

8.       CONDITIONS TO OBLIGATIONS OF SELLERS

         The obligations of Sellers to sell the Securities to Buyer are subject to satisfaction on or before the Closing of the following conditions, any of which may be waived by ComVest on behalf of all of the Sellers, in whole or in part in the sole discretion of ComVest:

         8.1 REPRESENTATIONS AND WARRANTIES OF BUYER. All representations and warranties of Buyer contained in this Agreement shall be true in all material respects on the Closing Date with the same effect as though made at such date.

         8.2 COVENANTS OF BUYER. Buyer shall have performed in all material respects all of its covenants required by this Agreement to be performed by Buyer on or before the Closing.

         8.3 INJUNCTIONS. None of Buyer, Sellers, the Company or any of their affiliates shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which prevents or delays the consummation of any of the transactions contemplated by this Agreement.

         8.4 PURCHASE OF NOTES. Buyer shall have purchased the Notes pursuant to the terms of the Note Purchase Agreement.

         8.5 CERTIFICATES. Buyer shall have furnished Sellers with certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 8 as ComVest may reasonably request.

9.       TERMINATION

         9.1 TERMINATION EVENTS. This Agreement may be terminated by written notice given before the Closing:

                  (a) by Buyer, if a material breach of any provision of this Agreement has been committed by any Seller and such breach has not been waived or, if such breach is curable, cured within seven days of written notice of such breach;

                  (b) by ComVest acting on behalf of each of the Sellers, if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived or, if such breach is curable, cured within seven days of written notice of such breach;

                  (c) by mutual consent of Buyer and ComVest acting on behalf of each of the Sellers;

                  (d) by Buyer, if the Closing has not occurred on or before November 1, 2002; or

                  (e) by ComVest acting on behalf of each of the Sellers, if the Closing has not occurred on or before November 1, 2002

         9.2 EFFECT OF TERMINATION. Buyer's or ComVest's right of termination under Section 9.1 is in addition to any other rights any party may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 5.3, 5.5, 5.7, 6.1, 9.2, and 10, will survive. However, if this Agreement is terminated by a party because of a breach of the Agreement by another party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of another party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

10.      MISCELLANEOUS

         10.1 HEADINGS. Section and other headings contained in this Agreement are included solely for convenience and reference and shall not affect in any way the meaning or interpretation of this Agreement.

         10.2 GOVERNING LAW. The validity, construction and interpretation of this Agreement, all disputes among the parties arising out of this Agreement or the transactions contemplated hereby, and all matters related to but not covered by this Agreement shall be governed by the law of the State of New York.

         10.3 ENTIRE AGREEMENT. This Agreement, including any exhibits, schedules and the certificates delivered and to be delivered pursuant to this Agreement (which are incorporated into this Agreement by this reference and are made a part hereof) embody the entire agreement and understanding between and among the parties pertaining to their subject matter, and supersede all prior and contemporaneous agreements, understandings, negotiations, representations and discussions, whether written or oral, pertaining to their subject matter.

         10.4 ASSIGNMENT. Neither this Agreement nor any rights or obligations under this Agreement may be assigned, hypothecated or otherwise transferred by any party without the prior written consent of ComVest on behalf of all of the Sellers, for an assignment by Buyer, or Buyer, for any assignment by Sellers, provided that Buyer may assign this Agreement or any rights under this Agreement to another entity that is controlled by, controls or is under common control with Buyer if Buyer remains obligated after the date of such assignment to guarantee all payment and performance obligations of the assignee hereunder. Any assignment by a party of rights under this Agreement that does not conform strictly with the provisions of this Section 10.4 shall be null and void and shall not vest in any assignee any rights as against a non-assigning party.

         10.5 BINDING EFFECT. The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns.

         10.6 PARTIES IN INTEREST. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement, any right or remedy under or by reason of this Agreement.

         10.7 NOTICES. Any notice or communication required or permitted by this Agreement shall be deemed sufficiently given if in writing and, if delivered personally, when it is delivered or, if delivered in another manner, the earlier of when it is actually received by the Person to which it is directed, or when the period set forth below expires (whether or not it is actually received):

                  (a) if transmitted by telecopier, telex or facsimile transmission ("fax"), 24 hours after (i) transmission to the Person's fax number set forth below, with the Person's name and address set forth below clearly shown on the page first transmitted, and (ii) receipt by the transmitting Person of written confirmation of successful transmission, which confirmation may be produced by the transmitting Person's equipment;

                  (b) if deposited in the United States Mail, postage prepaid, and addressed to the Person to receive it as set forth below 48 hours after such deposit; or

                  (c) if sent by Federal Express, or a similar delivery service in general usage for delivery to the address of the Person to receive it as set forth below, 24 hours after the delivery time promised by the delivery service:

                           If to Buyer:

                           ICU Medical, Inc.
                           951 Calle Amanecer
                           San Clemente, California  92673
                           Attention:  Francis J. O'Brien
                           Fax No.  (949) 366-4264


                           With a copy to:

                           Heller Ehrman White & McAuliffe LLP
                           601 S. Figueroa Street
                           Los Angeles, California   90017
                           Attention:  Stephen E. Newton, Esq.
                           Fax No.  (213) 614-1868

                           If to the Sellers:

                           ComVest Venture Partners, L.P.
                           830 Third Avenue
                           New York, New York   10022
                           Attention:  Anthony Giardina
                           Fax No.  (212) 829-5968

                           With a copy to:

                           Carl Kleidman
                           830 Third Avenue
                           New York, New York   10022
                           Fax No.  (212) 829-5928


or to such other address as a Person to whom notice is to be given has furnished to the other Persons listed above in the manner provided above.

         10.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute a single agreement.

         10.9 AMENDMENT AND WAIVER. This Agreement may not be amended except by an instrument in writing signed on behalf of all parties. At any time before the
Closing: (i) Buyer may extend the time for the performance of any of the obligations or other acts of Sellers or waive compliance with any of the agreements of Sellers or with any conditions to its own obligations; (ii) ComVest acting on behalf of the Sellers may extend the time for the performance of any of the obligations or other acts of the Buyer or waive compliance with any of the agreements of the Buyer or with any conditions to Sellers' obligations. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided, nor shall any forbearance by a party to seek a remedy for noncompliance or breach by another party be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

         10.10 SEVERABLE PROVISIONS. If any provision of this Agreement is determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially enforceable provisions to the extent enforceable, shall nevertheless be binding and enforceable.

         10.11 RULES OF CONSTRUCTION. This Agreement has been negotiated by the parties and is to be interpreted according to its fair meaning as if the parties had prepared it together and not strictly for or against any party. References in this Agreement to Sections and Schedules are to Sections and Schedules of this Agreement unless expressly indicated otherwise. At each place in this Agreement where the context so requires, the masculine, feminine or neuter gender includes the others and the singular or plural number includes the other. "Including" means "including without limitation."

         10.12 NON-EXCLUSIVE CONSENT TO JURISDICTION. Each of the parties hereto: (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or the courts of the State of New York located in the County of New York with respect to any and all disputes arising out of: (A) this Agreement, including the validity construction and interpretation hereof and thereof and the rights and remedies of the parties hereunder and thereunder; (B) any of the transactions contemplated by this Agreement; and (C) any matters related to but not covered hereby, in each case to the extent such court would have subject matter jurisdiction with respect to such dispute; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; (iii) agrees that service of process in any such suit, action or proceeding may be effected by notice by any of the means provided in Section
10.7 and, in the case of service of process on any Seller, by notice to ComVest; and (iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.

         10.13 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM WITH RESPECT TO ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

BUYER:                                         ICU Medical, Inc.



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


SELLERS:                                       ComVest Venture Partners, L.P.


                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------



                                               /S/ Robert Priddy
                                               ---------------------------------
                                                        Robert Priddy


                                               RMC Capital Partners



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Noam and Geraldine Gottesman

                                               /S/ Noam Gottesman
                                               ---------------------------------
                                                        Noam Gottesman

                                               /S/ Geraldine Gottesman
                                               ---------------------------------
                                                        Geraldine Gottesman

                                               /S/ Aaron David Trust TTEE
                                               ---------------------------------
                                               Aaron David Trust TTEE Carol Hill
                                               Trust


                                               Harvard Investments, Inc.



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

                                               /S/ Douglas Levine
                                               ---------------------------------
                                                        Douglas Levine


                                               RFJM Partners, LLC



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

                                               /S/ Daniel Och
                                               ---------------------------------
                                                        Daniel Och


                                               Chesed Congregation of America



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Shea Ventures, LLC



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Lay Ventures



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

-------------------------------                  ------------------------------
CUSIP NO.        09057C 106                                EXIHIBIT B
-------------------------------                  ------------------------------


                             NOTE PURCHASE AGREEMENT
                             -----------------------


         THIS NOTE PURCHASE AGREEMENT (this "Agreement") is made as of October 29, 2002 by and among ICU Medical, Inc., a Delaware corporation ("Buyer") and the entities and individuals listed under "Note Sellers" on the signature pages of this Agreement (collectively, "Sellers" and each individually, a "Seller").

                                    RECITALS

         A. Bio-Plexus, Inc., a Delaware corporation (the "Company"), has issued and sold Senior Subordinated 7% Non-Convertible Promissory Notes of the Company in the aggregate principal amount of $2,499,999.00 (the "Notes").

         B. Each Seller holds the amount of principal of the Notes listed on
Schedule 2.1 opposite each Seller's name.

         C. Sellers desire to sell, and Buyer desires to purchase, all of the Notes, subject to the terms and conditions set forth in this Agreement.

         D. Under the terms of a Securities Purchase Agreement of the same date as this Agreement (the "Securities Purchase Agreement") between Buyer and Persons listed under "Sellers" on the signature pages of the Securities Purchase Agreement ("Securities Sellers"), Buyer has agreed to purchase, and Securities Sellers have agreed to sell, 9,695,961 shares of common stock, $0.001 par value (the "Common Stock"), of the Company and warrants to purchase 1,294,788 shares of the Company's Common Stock having an initial exercise price (subject to adjustment) of $2.28 per share, for an aggregate purchase price of $6,404,666.80 (the Common Stock and warrants being referred to as the "Securities").

                                    AGREEMENT


         NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement, the parties hereto agree as follows:

1.       DEFINITIONS

         For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

         "BENEFICIAL OWNER" -- has the meaning ascribed to that term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

         "BEST EFFORTS" -- commercially reasonable best efforts (whether or not capitalized in this Agreement).

         "BUYER" -- as defined in the Preamble.

         "CLOSING" -- as defined in Section 2.3.

         "CLOSING DATE" -- the date and time that the Closing takes place.

         "COMMON STOCK" -- as defined in Recital D.

         "COMPANY" - as defined in Recital A.

         "COMVEST" - ComVest Venture Partners, L.P., a Delaware limited partnership.

         "CONTRACTS" -- as defined in Section 3.4.

         "DELEGATED ACTIONS" -- as defined in Section 5.4.

         "NOTES" -- as defined in Recital A.

         "ORGANIZATIONAL DOCUMENTS" -- (a) the articles or certificate of incorporation or association and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership;
(c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles of association or certificate of formation and the bylaws or the limited liability company or operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any entity; and (f) any amendment to any of the foregoing.

         "PERSON" -- an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity.

         "SECURITIES" -- as defined in Recital D.

         "SECURITIES ACT"-- the Securities Act of 1933, as amended.

         "SECURITIES PURCHASE AGREEMENT" -- as defined in Recital D.

         "SECURITIES SELLERS" -- as defined in Recital D.

         "SELLERS" and "SELLER" -- as defined in the Preamble.

2.       PURCHASE; CLOSING

         2.1 PURCHASE OF NOTES. On the basis of the representations, warranties and agreements set forth herein, and upon the terms and conditions set forth in this Agreement, at the Closing, each Seller shall sell all the Notes listed opposite Seller's name on Schedule 2.1 to Buyer, and Buyer shall purchase all the Notes from Sellers, provided, however, that Buyer shall not be obligated to purchase any Notes unless all of the Notes are sold and delivered to Buyer.

         2.2 PURCHASE PRICE AND PAYMENT.

                  (a) The aggregate purchase price to be paid at the Closing for all the Notes shall equal $2,499,999.00, and the purchase price to be paid at the Closing to each Seller for such Seller's Notes shall be the amount set forth opposite such Seller's name on Schedule 2.1.

                  (b) At the Closing, Buyer shall pay all the amounts required by Section 2.2(a) in United States Dollars by an individual wire transfer to the account of each Seller as designated by such Seller.

         2.3 CLOSING. The purchase and sale of the Notes (the "Closing") will take place at the offices of Commonwealth Associates, L.P., 830 Third Avenue, New York, New York, at 10:00 a.m. local time on October 31, 2002 or such later date as all of the conditions in Sections 7 and 8 are satisfied, or at such other time and place as Buyer and Sellers may agree. Subject to Section 9, the failure to complete the Closing on the date and at the time and place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

3.       REPRESENTATIONS AND WARRANTIES OF SELLERS

         Each Seller severally, but not jointly, represents and warrants to Buyer that:

         3.1 ORGANIZATION AND GOOD STANDING. Each Seller, other than an individual, is, and at the Closing Date will be, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization applicable to its particular type of business organization, with full power and authority to carry on its business and to execute and deliver this Agreement, to consummate the transactions contemplated hereby, and to sell, transfer and deliver the Notes pursuant to Section 2 in the manner provided therein.

         3.2 AUTHORIZATION; AUTHORITY.

                  (a) The execution and delivery by each Seller, other than an individual, of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by such Seller's board of directors or similar governing body. No other corporate or other proceedings on the part of such Seller is necessary to authorize this Agreement and the transactions contemplated hereby.

                  (b) Each Seller who is an individual has full power and authority without the consent or approval of any other Person to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to sell, transfer and deliver the Notes pursuant to Section 2 in the manner provided therein.

         3.3 DUE EXECUTION; VALID AND BINDING AGREEMENT. This Agreement has been duly and validly executed and delivered by each Seller and, assuming the valid execution by the Buyer, constitutes a legal, valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles. Except as identified in Schedule 3.3, no filing with, and no permit, authorization, consent or approval of any public body or authority is necessary for the consummation by any Seller of the transactions contemplated by this Agreement.

         3.4 NO BREACH OR VIOLATION. Neither the execution and delivery by any Seller of this Agreement, nor the consummation by any Seller of the transactions contemplated hereby will: (i) conflict with, or result in a violation or breach of, or constitute a default under, require any notice under or result in the creation of any lien or encumbrance upon any of the Notes or any of the assets of the Company pursuant to the terms of any provision of any Seller's Organizational Documents or any contract, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement to which any Seller is a party or by which any Seller or any of the Notes or any of the assets of any Seller is bound, whether written or oral (collectively, "Contracts"); (ii) except as set forth in Schedule 3.4, require the consent or approval of any third party, or in the absence of the consent of any third party, result in the loss of any rights or benefits under any Contract either automatically or at the election of any third party; (iii) violate any judgment, order, permit, injunction, writ, decree or award of any court or any regulatory or governmental authority against or binding upon any Seller or any assets of any Seller or any of the Notes; or (iv) assuming that all filings, permits, authorizations, consents, and approvals have been duly made or obtained pursuant to the legal requirements identified in
Schedule 3.4, constitute a violation by any Seller of, or either automatically or at the election of any third party result in the loss of any rights or benefits under, any statute, law, rule, ordinance or regulation of any regulatory or governmental authority.

         3.5 FEES OR COMMISSIONS. Except as set forth on Schedule 3.6, no Seller has incurred any obligation or liability for any investment banker fees, brokerage fees, commissions, finders' fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

         3.6 TITLE TO NOTES. Each Seller is the sole legal and Beneficial Owner and holder of all of the Notes listed opposite such Seller's name on Schedule 2.1, and Buyer will acquire good and marketable title to all the Notes listed opposite such Seller's name on Schedule 2.1, free and clear of any security, interest, claim, lien or encumbrance.

         3.7 FULL DISCLOSURE. No representation or warranty of any Seller in this Agreement and no statement in any Schedule omits to state a material fact necessary to make any of the statements herein or therein, in light of the circumstances in which they were made, not misleading.

4.       REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Sellers as follows:

         4.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to carry on its business and to enter into and carry out the terms of this Agreement.

         4.2 AUTHORIZATION. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Buyer in accordance with Delaware law and the Organizational Documents of Buyer. No other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the valid execution by each of the Sellers, constitutes a legal, valid and binding agreement, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles. No filing with, and no permit, authorization, consent or approval of any public body or authority is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

         4.3 NO BREACH OR VIOLATION. Neither the execution and delivery by Buyer of this Agreement nor the consummation of the transactions contemplated hereby will: (i) conflict with, or result in a violation or breach of, constitute a default under or require any notice under any provision of the Organizational Documents of Buyer, or any material contract, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement to which it is a party or by which it or any of its properties is bound; (ii) violate any judgment, order, permit, license, injunction, writ, decree or award of any court or any regulatory or governmental authority against, or binding upon, Buyer or any of its assets; or (iii) constitute a violation by Buyer of any statute, law, rule, ordinance or regulation of any regulatory or governmental authority.

         4.4 INVESTMENT INTENT. Buyer is acquiring the Notes for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

         4.5 FEES AND COMMISSIONS. Neither Buyer nor any of its affiliates has incurred any liability for any investment banker fees, brokerage fees, commissions, finders' fees or other similar payments in connection with any of the transactions contemplated by this Agreement.

5.       COVENANTS OF SELLERS

         5.1 CONSENTS. Before the Closing, Sellers shall use their best efforts to obtain the consents of all Persons that are identified or required to be identified in Schedule 3.4 (if any).

         5.2 PUBLIC ANNOUNCEMENTS. After the Closing, Buyer intends to issue a joint public announcement with the Company of the transactions contemplated by this Agreement. Any other public announcement or similar publicity with respect to this Agreement or any of the transactions contemplated hereby will be issued, if at all, at such time and in such manner as Buyer and the Company mutually determine; provided, however, that Sellers shall be entitled to pre-approve any public announcement if Sellers are specifically identified therein. Unless consented to by Buyer in advance, before the Closing, Sellers shall keep this Agreement and the transactions it contemplates strictly confidential and shall not make any disclosure of this Agreement or the transactions it contemplates to any Person except for such disclosure as is required by law or regulation.

         5.3 NO ENCUMBRANCES. Until such time, if any, as this Agreement is terminated pursuant to Section 9, no Seller shall sell, transfer, convey or encumber or agree to sell, transfer, convey or encumber any Notes to any person (other than Buyer or Buyer's affiliates).

         5.4 APPOINTMENT OF COMVEST.

                  (a) Each Seller acknowledges that this Agreement provides that ComVest may act on behalf of Sellers with respect to certain matters and hereby irrevocably designates and appoints ComVest as the agent and representative of such Seller with authority to act on such Seller's behalf with respect to any matter as to which this Agreement provides that ComVest may act on behalf of Sellers ("Delegated Actions") and hereby acknowledges that ComVest shall be the only Person authorized to take any Delegated Action on behalf of such Seller. Each Seller shall be bound by any and all actions taken by ComVest on such Seller's behalf.

                  (b) Buyer shall be entitled to rely upon any communication or writings given or executed by ComVest with respect to Delegated Actions as binding all Sellers and their successors, assigns, heirs and spouses and will not be bound or put on notice by any communications from any Seller.

                  (c) Without limiting the foregoing, each Seller: (i) agrees that (A) all notices to be sent to Sellers pursuant to this Agreement may be addressed to ComVest, (B) any notice so sent shall be deemed notice to all Sellers and (C) Sellers hereby consent and agree that ComVest is authorized to accept notice on behalf of Sellers; and (ii) each Seller hereby irrevocably appoints ComVest as the lawful agent of such Seller and its successor to receive and forward on their behalf service of all necessary processes (including service in the manner provided in Section 10.12) in any action, suit, or proceeding arising under or in any way relating to this Agreement, any of the transactions contemplated hereby or any of their subject matter and that may be brought against any Seller or its successor in any court (including federal courts), and such service of process or notice received thereof by ComVest will have the same force and effect as if served upon such Seller or its successor.

         5.5 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Sellers shall use their best efforts to cause the conditions in Section 7 to be satisfied.

         5.6 EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, Sellers shall be responsible for and shall pay all of their costs and expenses in connection with this Agreement or the transactions contemplated hereby, including investment bankers', attorneys', accountants' and consultants' fees and expenses and travel expenses. None of such expenses shall be charged to or paid by the Company. Before the Closing, Sellers shall reimburse the Company for any their expenses that have been charged to or paid by the Company.

6.       COVENANTS OF THE BUYER

         6.1 EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, Buyer shall be responsible for and shall pay or cause an affiliate to pay all costs and expenses incurred by Buyer or its affiliates in connection with this Agreement and the transactions contemplated hereby, including investment bankers', attorneys', accountants' and consultants' fees and travel expenses.

         6.2 BEST EFFORTS. Between the date of this Agreement and the Closing Date, Buyer shall use its best efforts to cause the conditions in Section 8 to be satisfied.

7.       CONDITIONS TO OBLIGATION OF BUYER

         The obligation of Buyer to purchase the Notes is subject to the satisfaction on or before the Closing of each of the following conditions, any of which may be waived by Buyer, in whole or in part in its sole discretion:

         7.1 REPRESENTATIONS AND WARRANTIES OF SELLERS. All representations and warranties of Sellers contained in this Agreement and the information in the Schedules shall be true and correct in all material respects on the Closing Date with the same effect as though made at such date without giving effect to any supplement to the Disclosure Schedule.

         7.2 COVENANTS OF SELLERS. Sellers shall have performed in all material respects all covenants required by this Agreement to be performed by them on or before the Closing.

         7.3 DELIVERY OF DOCUMENTS. Buyer shall have received the consents of all Persons that are identified or required to be identified in Schedule 3.4 (if any).

         7.4 INJUNCTIONS. None of Buyer, Sellers, the Company or any of their affiliates shall be subject to any order, decree or injunction of any court or agency of competent jurisdiction which prevents or delays the consummation of any of the transactions contemplated by this Agreement.

         7.5 PURCHASE OF SECURITIES. Securities Sellers shall have sold the Securities to Buyer pursuant to the Securities Purchase Agreement.

         7.6 CERTIFICATES. Buyer shall have received such certificates of officers of the Company or others and such other documents to evidence fulfillment of the conditions set forth in this Section 7 as Buyer may reasonably request.

8.       CONDITIONS TO OBLIGATIONS OF SELLERS

         The obligations of Sellers to sell the Notes to Buyer are subject to satisfaction on or before the Closing of the following conditions, any of which may be waived by ComVest on behalf of all of the Sellers, in whole or in part in the sole discretion of ComVest:

         8.1 REPRESENTATIONS AND WARRANTIES OF BUYER. All representations and warranties of Buyer contained in this Agreement shall be true in all material respects on the Closing Date with the same effect as though made at such date.

         8.2 COVENANTS OF BUYER. Buyer shall have performed in all material respects all of its covenants required by this Agreement to be performed by Buyer on or before the Closing.

         8.3 INJUNCTIONS. None of Buyer, Sellers, the Company or any of their affiliates shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which prevents or delays the consummation of any of the transactions contemplated by this Agreement.

         8.4 CERTIFICATES. Buyer shall have furnished Sellers with certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 8 as ComVest may reasonably request.

9.       TERMINATION

         9.1 TERMINATION EVENTS. This Agreement may be terminated by written notice given before the Closing:

                  (a) by Buyer, if a material breach of any provision of this Agreement has been committed by any Seller and such breach has not been waived or, if such breach is curable, cured within seven days of written notice of such breach;

                  (b) by ComVest acting on behalf of each of the Sellers, if a material breach of any provision of this Agreement has been committed by Buyer and such breach has not been waived or, if such breach is curable, cured within seven days of written notice of such breach;

                  (c) by mutual consent of Buyer and ComVest, acting on behalf of each of the Sellers;

                  (d) by Buyer, if the Closing has not occurred on or before November 1, 2002; or

                  (e) by ComVest, acting on behalf of each of the Sellers, if the Closing has not occurred on or before November 1, 2002

         9.2 EFFECT OF TERMINATION. Buyer's or ComVest's right of termination under Section 9.1 is in addition to any other rights any party may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 5.2, 5.4, 5.6, 6.1, 9.2, and 10, will survive. However, if this Agreement is terminated by a party because of a breach of the Agreement by another party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of another party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

10.      MISCELLANEOUS

         10.1 HEADINGS. Section and other headings contained in this Agreement are included solely for convenience and reference and shall not affect in any way the meaning or interpretation of this Agreement.

         10.2 GOVERNING LAW. The validity, construction and interpretation of this Agreement, all disputes among the parties arising out of this Agreement or the transactions contemplated hereby, and all matters related to but not covered by this Agreement shall be governed by the law of the State of New York.

         10.3 ENTIRE AGREEMENT. This Agreement, including any exhibits, schedules and the certificates delivered and to be delivered pursuant to this Agreement (which are incorporated into this Agreement by this reference and are made a part hereof) embody the entire agreement and understanding between and among the parties pertaining to their subject matter, and supersede all prior and contemporaneous agreements, understandings, negotiations, representations and discussions, whether written or oral, pertaining to their subject matter.

         10.4 ASSIGNMENT. Neither this Agreement nor any rights or obligations under this Agreement may be assigned, hypothecated or otherwise transferred by any party without the prior written consent of ComVest on behalf of all of the Sellers, for an assignment by Buyer, or Buyer, for any assignment by Sellers, provided that Buyer may assign this Agreement or any rights under this Agreement to another entity that is controlled by, controls or is under common control with Buyer if Buyer remains obligated after the date of such assignment to guarantee all payment and performance obligations of the assignee hereunder. Any assignment by a party of rights under this Agreement that does not conform strictly with the provisions of this Section 10.4 shall be null and void and shall not vest in any assignee any rights as against a non-assigning party.

         10.5 BINDING EFFECT. The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns.

         10.6 PARTIES IN INTEREST. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement, any right or remedy under or by reason of this Agreement.

         10.7 NOTICES. Any notice or communication required or permitted by this Agreement shall be deemed sufficiently given if in writing and, if delivered personally, when it is delivered or, if delivered in another manner, the earlier of when it is actually received by the Person to which it is directed, or when the period set forth below expires (whether or not it is actually received):

                  (a) if transmitted by telecopier, telex or facsimile transmission ("fax"), 24 hours after (i) transmission to the Person's fax number set forth below, with the Person's name and address set forth below clearly shown on the page first transmitted, and (ii) receipt by the transmitting Person of written confirmation of successful transmission, which confirmation may be produced by the transmitting Person's equipment;

                  (b) if deposited in the United States Mail, postage prepaid, and addressed to the Person to receive it as set forth below 48 hours after such deposit; or

                  (c) if sent by Federal Express, or a similar delivery service in general usage for delivery to the address of the Person to receive it as set forth below, 24 hours after the delivery time promised by the delivery service:

                           If to Buyer:

                           ICU Medical, Inc.
                           951 Calle Amanacer
                           San Clemente, California  92673
                           Attention:  Francis J. O'Brien
                           Fax No. (949) 366-4264


                           With a copy to:

                           Heller Ehrman White & McAuliffe LLP
                           601 S. Figueroa Street
                           Los Angeles, California 90017
                           Attention: Stephen E. Newton, Esq.
                           Fax No.  (213) 614-1868

                           If to the Sellers:

                           ComVest Venture Partners, L.P.
                           830 Third Avenue
                           New York, New York  10022
                           Attention: Anthony Giardina
                           Fax No. (212) 829-5968

                           With a copy to:

                           Carl Kleidman
                           830 Third Avenue
                           New York, New York  10022
                           Fax No. (212) 829-5928


or to such other address as a Person to whom notice is to be given has furnished to the other Persons listed above in the manner provided above.

         10.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute a single agreement.

         10.9 AMENDMENT AND WAIVER. This Agreement may not be amended except by an instrument in writing signed on behalf of all parties. At any time before the
Closing: (i) Buyer may extend the time for the performance of any of the obligations or other acts of Sellers or waive compliance with any of the agreements of Sellers or with any conditions to its own obligations; (ii) ComVest, acting on behalf of Sellers, may extend the time for the performance of any of the obligations or other acts of the Buyer or waive compliance with any of the agreements of the Buyer or with any conditions to Sellers' obligations. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided, nor shall any forbearance by a party to seek a remedy for noncompliance or breach by another party be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

         10.10 SEVERABLE PROVISIONS. If any provision of this Agreement is determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially enforceable provisions to the extent enforceable, shall nevertheless be binding and enforceable.

         10.11 RULES OF CONSTRUCTION. This Agreement has been negotiated by the parties and is to be interpreted according to its fair meaning as if the parties had prepared it together and not strictly for or against any party. References in this Agreement to Sections and Schedules are to Sections and Schedules of this Agreement unless expressly indicated otherwise. At each place in this Agreement where the context so requires, the masculine, feminine or neuter gender includes the others and the singular or plural number includes the other. "Including" means "including without limitation."

         10.12 NON-EXCLUSIVE CONSENT TO JURISDICTION. Each of the parties hereto: (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or the courts of the State of New York located in the County of New York with respect to any and all disputes arising out of: (A) this Agreement, including the validity construction and interpretation hereof and thereof and the rights and remedies of the parties hereunder; (B) any of the transactions contemplated by this Agreement; and (C) any matters related to but not covered hereby, in each case to the extent such court would have subject matter jurisdiction with respect to such dispute; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; (iii) agrees that service of process in any such suit, action or proceeding may be effected by notice by any of the means provided in Section 10.7 and, in the case of service of process on any Seller, by notice to ComVest; and (iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.

         10.13 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM WITH RESPECT TO ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

BUYER:                                         ICU Medical, Inc.




                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


NOTE SELLERS:                                  ComVest Venture Partners, L.P.



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------



                                               /S/ Robert Priddy
                                               ---------------------------------
                                                        Robert Priddy


                                               RMC Capital Partners



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Noam and Geraldine Gottesman

                                               /S/ Noam Gottesman
                                               ---------------------------------
                                                        Noam Gottesman

                                               /S/ Geraldine Gottesman
                                               ---------------------------------
                                                        Geraldine Gottesman

                                               /S/ Aaron David Trust TTEE
                                               ---------------------------------
                                               Aaron David Trust TTEE Carol Hill
                                               Trust



                                               Harvard Investments, Inc.



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

                                               /S/ Douglas Levine
                                               ---------------------------------
                                                        Douglas Levine


                                               RFJM Partners, LLC



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

                                               /S/  Daniel Och
                                               ---------------------------------
                                                        Daniel Och


                                               Chesed Congregation of America



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Shea Ventures, LLC



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------


                                               Lay Ventures



                                               By
                                                  ------------------------------
                                               Title
                                                    ----------------------------

                                               /S/ Scott Tepper
                                               ---------------------------------
                                                        Scott Tepper

                                               /S/ Brian Herrman
                                               ---------------------------------
                                                        Brian Herrman

                                               /S/ John Metz
                                               ---------------------------------
                                                        John Metz